SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, October 02, 2023 - GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4 and NYSE: GOL) (“GOL” or “Company”), the largest domestic airline in Brazil, in compliance with the provisions of Law No. 6,404, of December 15, 1976, as amended, and the Brazilian Securities Commission (Comissão de Valores Mobiliários) Resolution No. 44, of August 23, 2021, as amended, hereby informs its shareholders and the market in general of the conversion of US$ 1.2 billion of Senior Secured Notes (SSNs) due 2028 issued by GOL Finance and held by Abra Global Finance (“Abra”), into US$ 1.2 billion of Exchangeable Senior Secured Notes (ESSNs) due in 2028 issued by GOL Equity Finance, in line with the Material Facts released by the Company on February 7, 2023, and March 3, 2023.

The aforementioned ESSNs can be paid at maturity in cash, or can be exchanged by Abra into 991.951.681 preferred shares of GOL.  The ESSNs exchange into GOL preferred shares by Abra is subject to certain conditions precedent which may or may not be achieved

GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. Smiles. In cargo transportation. Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,800 highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 143 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information. go to www.voegol.com.br/ir.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer